SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended June 30, 2012

Commission file number: 33-60032

Buckeye Retirement Plan

Buckeye Technologies Inc.
1001 Tillman Street, Memphis, TN 38112
901-320-8100

Plan Number 002

Internal Revenue Service — Employer Identification No. 62-1518973

June 30, 2012 and 2011

BUCKEYE RETIREMENT PLAN

FINANCIAL STATEMENTS

June 30, 2012 and 2011

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                   1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Plan Benefits                          2

Statement of Changes in Net Assets Available for Plan Benefits                     3

Notes to the Financial Statements                                                                                                                                                    4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Buckeye Investment Committee
Buckeye Retirement Plan
Memphis, Tennessee

We have audited the accompanying statements of net assets available for plan benefits of the Buckeye Retirement Plan as of June 30, 2012 and 2011, and the related statement of changes in net assets available for plan benefits for the year ended June 30, 2012.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Buckeye Retirement Plan as of June 30, 2012 and 2011, and the changes in its net assets available for plan benefits for the year ended June 30, 2012 in conformity with U.S. generally accepted accounting principles.

Memphis, Tennessee
December 20, 2012

BUCKEYE RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

June 30, 2012 and 2011

Assets

	2012 2011

Investments, at Fair Value
Participant-directed investments	$213,540,602	$205,384,539

Contribution Receivables
Participant	-	236,120
Employer	7,435,031	6,959,007
Due from broker for unsettled trades	80,615	932,191
Total receivables	7,515,646	8,127,318

Notes receivable from participants	1,312,943	1,260,153

Net assets available for plan benefits	$222,369,191	$214,772,010

The accompanying notes are an integral part of the financial statements.

BUCKEYE RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the Year Ended June 30, 2012

Additions to Net Assets Attributed to:
Investment Income
Net depreciation in fair value of investments	$(47,265)
Interest and dividends	3,975,397
Interest on notes receivable from participants	70,692
Contributions
Participant	5,725,795
Employer	8,644,836
Rollover	252,357
Total additions	18,621,812

Deductions from Net Assets Attributed to:
Benefits paid to participants	10,807,298
Deemed distributions	45,941
Administrative expenses	171,392
Total deductions	11,024,631

Net increase	7,597,181

Net Assets Available for Plan Benefits:
Beginning of the year	214,772,010

End of the year	$222,369,191

The accompanying notes are an integral part of the financial statements.

BUCKEYE RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2012 and 2011

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Buckeye Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Buckeye Technologies Inc. and its wholly owned subsidiaries (the Company), with certain eligibility requirements defined by the Plan.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan provides for participant and employer contributions.  An employee is eligible to make employee deferral contributions to the Plan upon employment.  Participants may contribute 1% to 100% of pretax annual compensation, as defined in the Plan, subject to Internal Revenue Code limitations.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company’s contributions to the Plan are discretionary and are determined by the Company’s management.  A participant is eligible to share in the allocation of Company matching contributions upon employment.  Currently, the Company’s matching contribution to the Plan is 50% of each eligible participant’s applicable contributions, with a maximum matching contribution not to exceed either $2,000 or 2% of the participant’s annual compensation, as defined by the Plan.  A participant is eligible to receive Company foundation contributions if he or she has completed 12 months of service. Company foundation contributions are calculated based on a participant’s annual compensation and total number of service years, as defined by the Plan.  Currently, the minimum annual Company foundation contribution for each participant is 1.5% of eligible compensation, with a maximum foundation contribution not to exceed 11% of eligible compensation.

Participant Accounts

Each participant's account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Allocations are based on a participant’s earnings or account balances, as defined.  Participant accounts are also assessed certain plan expenses.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.  Participants direct the allocation of their investments among the options provided by the Plan through Fidelity Management Trust Company.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the Company matching portion of their accounts is based on years of service using the elapsed time method as follows:

Years of Service                                           Percentage
        1                                       20%
        2                                                  40%
        3                                                  60%
        4                                                  80%
        5                                                100%

Vesting in the Company foundation portion of participant accounts is based on years of service as follows:

Years of Service                                           Percentage
0-2                                                       0%
       3                                          100%

Forfeitures

If an employee terminates before his or her matching and non-elective contribution accounts have become fully vested, such portions are forfeited.  Non-vested terminated employee forfeitures totaled $6,889 and $23,254 for the years ended June 30, 2012 and 2011, respectively.  Participant forfeitures are first used to pay Plan expenses for the Plan year in which the forfeitures are to be allocated.  The remaining forfeitures are used to reduce any employer contribution.  As of June 30, 2012 and 2011, remaining forfeited non-vested accounts totaled $67,362 and $136,547, respectively.

Payment of Benefits

On termination of service or retirement, the participant may elect to receive one lump-sum cash payment equal to the vested interest in his or her account, equal installment payments over a period of less than ten years, or some combination thereof.  However, if the total vested benefit for all accounts is less than $1,000, the participant will receive one lump-sum cash payment equal to the vested interest in his or her account.  Normal retirement age is 65.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 or their deferral account balance, if less, up to a maximum equal to the lesser of statutory loan limits or their deferral account balance.  Loans are available to participants for hardship reasons only.  The loans are secured by the balance in the participant’s account and bear interest rates which are commensurate with local prevailing rates as determined by the Plan administrator.  Principal and interest are paid ratably through payroll deductions.  Notes receivable from participants are recorded at their unpaid principal balances plus accrued but unpaid interest.

If a participant fails to make payments when they are due under the terms of the loan, that participant will be “in default.”  Loans are in default if any scheduled loan repayment is not made by the end of the calendar quarter following the quarter in which the missed payment was due. The Plan then can take all reasonable actions to collect the balance owed on the loan. Under certain circumstances, the loan in default could be considered a distribution from the Plan and could be considered taxable income to the participant. In any event, failure to repay a loan will reduce the benefit a participant would otherwise be entitled to from the Plan.

Death and Disability Benefits

Upon death or total and permanent disability prior to termination or retirement, the participant account becomes 100 percent vested, regardless of service years.  Depending on the recipient of the distribution and the source of the funds being distributed, as defined by the Plan, the participant (or beneficiary) receives a single lump-sum distribution or annuity payments of 100 percent of the account balance.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are prepared using the accrual basis of accounting.

The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of investment income, realized gains and (losses), and the unrealized appreciation (depreciation) on those investments.

The Plan’s investments are stated at fair market value, as defined by generally accepted accounting principles.  See Note 4 for disclosure regarding fair value measurement.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Benefits are recorded when paid.

The Company pays certain administrative expenses.

NOTE 3 – INVESTMENTS

The following table presents the fair values of investments.  Investments that represent 5 percent or more of the Plan’s net assets as of June 30, 2012 are separately identified.

	2012	2011
Buckeye Technologies Inc. Common Stock	$48,503,391	$59,937,713
Fidelity Retirement Money Market Portfolio	35,174,121	18,544,137
Mutual Funds:
Fidelity Spartan 500 Index Fund Institutional CL	21,122,374	-
JP Morgan U.S. Equity Fund Institutional CL	16,756,259	-
Neuberger Berman Genesis Fund Instl CL	22,609,316	-
PIMCO Total Return Institutional Fund	12,784,735	9,878,154
Others (below 5% threshold)	56,590,406	117,024,535
	$213,540,602	$205,384,539

During the 2012 Plan year, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value as follows:

Mutual funds	$(2,493,538)
Buckeye Technologies Inc. common stock	2,446,273
$(47,265)

NOTE 4 – FAIR VALUE MEASUREMENTS

Generally accepted accounting principles establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under the Fair Value Measurement Topic are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

          • Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at June 30, 2012.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Money market funds: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of June 30, 2012 and 2011.  Categories within each type of investment representing 5 percent or more of the Plan’s assets at fair value are separately identified.

	June 30, 2012
	Level 1	Level 2	Level 3	Total
Money market funds	$-	$35,174,121	$-	$35,174,121
Mutual Funds
Large blend	37,878,633	-	-	37,878,633
Small blend	22,609,316	-	-	22,609,316
Intermediate-term bond	12,784,735	-	-	12,784,735
Other (below 5% threshold)	56,590,406	-	-	56,590,406
Total mutual funds	129,863,090	-	-	129,863,090
Common Stock
Consumer goods	48,503,391	-	-	48,503,391

Total assets at fair value	$178,366,481	$35,174,121	$-	$213,540,602

	June 30, 2011
	Level 1	Level 2	Level 3	Total
Money market funds	$-	$18,544,137	$-	$18,544,137
Mutual Funds
Large blend	38,306,095	-	-	38,306,095
Small blend	24,903,363	-	-	24,903,363
Other (below 5% threshold)	63,693,231	-	-	63,693,231
Total mutual funds	126,902,689	-	-	126,902,689
Common Stock
Consumer goods	59,937,713	-	-	59,937,713

Total assets at fair value	$186,840,402	$18,544,137	$-	$205,384,539

NOTE 5 – CONCENTRATION OF MARKET RISK

The Plan has a significant portion of its assets invested in Buckeye Technologies Inc. common stock.  This investment approximates 22% of the Plan’s net assets available for plan benefits as of June 30, 2012.  As a result of this concentration, any significant reduction in the market value of this stock could adversely affect individual participant accounts and the net assets available for plan benefits.

NOTE 6 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the statement of net assets available for plan benefits.

NOTE 7 – SEPARATED PARTICIPANTS

At June 30, 2012 and 2011, the Plan’s assets included $13,495,442 and $15,777,202, respectively, of benefits allocated to participant accounts of former employees of the Company.

NOTE 8 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts and Plan assets will be used solely for the benefit of participants.

NOTE 9 – TAX STATUS

The Internal Revenue Service issued a determination letter dated August 25, 2010 stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law.  The Plan has been amended since receiving the determination letter.  However, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, the plan administrator believes that the Plan was qualified and tax-exempt as of the financial statement date.  The plan administrator believes that the Plan has not generated any taxable income and no federal or state income tax returns have been filed. Federal and state taxing authorities could request an examination of the financial records of the Plan to ascertain if any such taxable income exists, but no such examination has occurred or is pending.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of June 30, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

NOTE 10 – PARTY-IN-INTEREST

Certain plan investments are shares of mutual funds managed by Fidelity Investments Institutional Operations Company, Inc.  Fidelity Management Trust Company, an affiliate of Fidelity Investments Institutional Operations Company, Inc., is the trustee as defined by the Plan and, therefore, these investment transactions qualify as party-in-interest transactions.  The Plan also invests in the common stock of the Company.

Plan expenses that are paid directly by the Company also qualify as party-in-interest transactions.

NOTE 11 – SUBSEQUENT EVENTS

The Company’s management has evaluated the Plan’s June 30, 2012 financial statements for subsequent events through December 20, 2012, the date the financial statements were issued.  The Company’s management is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee of the Employee Retirement Plans for Buckeye Technologies Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUCKEYE RETIREMENT PLAN

By:           /s/ Steven G. Dean
Steven G. Dean, Exec. Vice President and Chief Financial Officer

Date: December 26, 2012